SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be included in Statements Filed Pursuant to Rule 13d-1(a)

and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Sohu.com Limited

(Name of Issuer)

Ordinary Shares, $0.001 par value

(Title of Class of Securities)

83410S108

(CUSIP Number)

Dr. Charles Zhang

Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road

Haidian District

Beijing 100190

China

Tel: 86-10-6272-6666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP NO. 83410S108	13D	PAGE 2 OF 5 PAGES

1.	NAME OF REPORTING PERSON Photon Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,798,279 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,798,279 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,798,279 Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 83410S108	13D	PAGE 3 OF 5 PAGES

Amendment No. 5 to Schedule 13D

This Amendment No. 5 (this “Amendment”) amends the Schedule 13D filed by Photon Group Limited, a British Virgin Islands corporation (“Photon”), with the Securities and Exchange Commission (the “SEC”) on June 16, 2004, as amended by Amendment No. 1 filed with the SEC on April 1, 2010 (“Amendment No. 1”), by Amendment No. 2 filed with the SEC on July 8, 2011 (“Amendment No. 2”), by Amendment No. 3 filed with the SEC on April 10, 2017, and by Amendment No. 4 filed with the SEC on June 8, 2018 (“Amendment No. 4”). The original Schedule 13D of Photon, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, is hereinafter referred to as the “Initial Statement.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is supplemented as follows:

The following are transactions by Photon in ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Sohu.com Limited, a Cayman Islands company (the “Issuer”), that have occurred since the filing of the Initial Statement:

•

From June 12, 2018 to September 14, 2018, Photon purchased on the open market an aggregate of 637,583 American depositary shares (“ADS”), each representing one Ordinary Share, consisting of (i) 50,000 ADSs purchased on June 12, 2018 for a purchase price of $39.55 per ADS; (ii) 50,000 ADSs purchased on June 13, 2018 for a purchase price of $39.61 per ADS; (iii) 50,000 ADSs purchased on June 14, 2018 for a purchase price of $40.68 per ADS; (iv) 42,739 ADSs purchased on June 15, 2018 for a purchase price of $41.30 per ADS; (v) 54,447 ADSs purchased on September 4, 2018 for a purchase price of $20.60 per ADS; (vi) 48,849 ADSs purchased on September 5, 2018 for a purchase price of $20.15 per ADS; (vii) 47,734 ADSs purchased on September 6, 2018 for a purchase price of $19.88 per ADS; (viii) 54,168 ADSs purchased on September 7, 2018 for a purchase price of $20.38 per ADS; (ix) 50,000 ADSs purchased on September 10, 2018 for a purchase price of $19.94 per ADS; (x) 48,951 ADSs purchased on September 11, 2018 for a purchase price of $19.83 per ADS; (xi) 49,225 ADSs purchased on September 12, 2018 for a purchase price of $20.58 per ADS; (xii) 44,521 ADSs purchased on September 13, 2018 for a purchase price of $21.19 per ADS; and (xiii) 46,949 ADSs purchased on September 14, 2018 for a purchase price of $21.19 per ADS (collectively, the “Purchases”).

The 8,798,279 Ordinary Shares held by Photon include 25,000 ADSs representing Ordinary Shares that were issued to Photon in exchange for 25,000 shares of the common stock of Sohu.com Inc., of which the Issuer is the successor issuer, that were purchased by Photon on May 12, 2017 for a price of $40.06 per share, but that were inadvertently reported in an Amendment to Schedule 13D filed by Dr. Charles Zhang on May 30, 2017, and in subsequent amendments to that Schedule 13D, as acquired and held directly by Dr. Zhang, and were not reported by Photon as held by it.

CUSIP NO. 83410S108	13D	PAGE 4 OF 5 PAGES

Item 4.	Purpose of the Transaction.

Item 4 of the Initial Statement is hereby supplemented as follows:

Photon made the Purchases for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated to read in its entirety as follows:

(a)	Amount Beneficially Owned:

As of the date of this Amendment, Photon beneficially owns 8,798,279 Ordinary Shares.

Percent of Class:             22.6%

The foregoing percentage is calculated based on 38,933,038 Ordinary Shares of the Issuer outstanding as of May 31, 2018 as reported in the Issuer’s Form 6-K submitted to the SEC on May 31, 2018.

(b)	Number of shares as to which Photon has:

(i)	sole power to vote or to direct the vote: 8,798,279 Ordinary Shares.

(ii)	shared power to vote or to direct the vote: None

(iii)	sole power to dispose or to direct the disposition of: 8,798,279 Ordinary Shares.

(iv)	shared power to dispose or to direct the disposition of: None

(c)	The following transactions have been effected during the past 60 days:

See Item 3.

(d)	Not applicable.

(e)	Not applicable.

CUSIP NO. 83410S108	13D	PAGE 5 OF 5 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2018

PHOTON GROUP LIMITED

By:	/s/ Charles Zhang
Name:	Charles Zhang
Title:	Director